SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)
Rule 13e-3 Transaction Statement Under Section 13(e) of the
Securities Exchange Act of 1934

(Amendment No. 4)

Sea Pines Associates, Inc.

(Name of the Issuer)

Sea Pines Associates, Inc.
The Riverstone Group, LLC
William H. Goodwin, Jr.
(Name of Person(s) Filing Statement)

Common Stock (No Par)
(Title of Class of Securities)

811412 10 5
(CUSIP Number of Class of Securities)

Michael E. Lawrence Chief Executive Officer Sea Pines Associates, Inc. 32 Greenwood Drive Hilton Head, South Carolina 29928 (843) 785-3333	Malia O’Connell Flatt, Esq. CCA Industries, Inc. The Riverstone Group, LLC One James Center 901 East Cary Street Richmond, Virginia 23219 (804) 643-4200

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

John W. Currie McNair Law Firm, P.A. 1301 Gervais Street P.O. Box 11390 Columbia, South Carolina 29211 (803) 799-9800	Leslie A. Grandis McGuireWoods LLP One James Center 901 East Cary Street Richmond, Virginia 23219 (804) 775-1000

This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$23,426,425	$2,968.13

*	The transaction value was based upon the product of 2,756,050 shares of Common Stock and the merger consideration of $8.50 per share.

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,968.13	Filing Party:	Sea Pines Associates, Inc.
Form or Registration No.:	Schedule 14A	Date Filed:	August 16, 2004

INTRODUCTION

     This Amendment No. 4 is being filed as the final amendment to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Final Amendment”) first filed on October 21, 2004, as amended (the “Schedule 13E-3”) and is being filed jointly by Sea Pines Associates, Inc., a South Carolina corporation (“Sea Pines”), The Riverstone Group, LLC, a Virginia limited liability company (“Riverstone”), and William H. Goodwin, Jr. (“Mr. Goodwin,” and together with Sea Pines and Riverstone, the “Filing Persons”). All information set forth below should be read in conjunction with the information contained herein or incorporated by reference in the Schedule 13E-3.

     This Final Amendment is being filed with the Securities and Exchange Commission pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report the results of the transactions contemplated by the Agreement and Plan of Merger, dated as of July 27, 2004, by and among Sea Pines, Riverstone and RG Subsidiary Corporation, a South Carolina corporation (“Merger Sub”), as amended by an Amendment No. 1 to Agreement and Plan of Merger dated as of December 13, 2004 (as amended, the “Merger Agreement”). Merger Sub, which was a party to the Merger Agreement, is not a filing party of this Final Amendment because it was merged with and into Sea Pines in the Merger (as defined below).

     On March 16, 2005, Sea Pines’ shareholders approved the Merger Agreement and on March 17, 2005 the merger of Sea Pines with and into Merger Sub (the “Merger”) was consummated. Of the 3,600,500 shares of Sea Pines common stock (the “Common Stock”) outstanding and entitled to vote as of February 3, 2005, the record date, 3,376,328 shares voted in favor of approval of the Merger Agreement. In the Merger, each outstanding share of Sea Pines, other than shares held by Sea Pines, Riverstone or Merger Sub, was converted into the right to receive $8.50 in cash. No shareholder exercised dissenters’ rights in accordance with South Carolina law. Upon completion of the Merger Riverstone became the sole shareholder of Sea Pines.

     The terms and conditions of the Merger Agreement are described in the Definitive Proxy Statement of Sea Pines, dated February 10, 2005 (the “Proxy Statement”), and filed with the Securities and Exchange Commission on February 10, 2005.

     The filing of this statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person that prior to the Merger Sea Pines controlled, was controlled by or was under common control with any of Riverstone, Merger Sub, Mr. Goodwin or their respective affiliates or that any of Riverstone, Merger Sub, Mr. Goodwin or their respective affiliates was an “affiliate” of Sea Pines within the meaning of Rule 13e-3 under Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)	This Final Amendment to Schedule 13E-3 is being filed by Sea Pines, Riverstone and Mr. Goodwin.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(b)	At the Special Meeting, the shareholders of Sea Pines approved the Merger Agreement. The Merger Agreement was approved by holders of the Common Stock, in person or by proxy, representing 3,376,328 shares of Common Stock, which is approximately 94% of the outstanding shares of Common Stock on the record date for the Special Meeting. Articles of merger were filed with the Secretary of State of the State of South Carolina and the Merger became effective on March 17, 2005. Holders of the Common Stock are being sent a letter of transmittal instructing them on the procedures for surrendering their stock certificates and receiving payment for their shares of Common Stock.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(c)(1)	The Merger was consummated on March 17, 2005.

Item 16.	Exhibits.

Regulation M-A Item 1016

(a)(2)(i)	The Proxy Statement is incorporated herein by reference.

(a)(2)(ii)	Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement, is incorporated herein by reference.

(b)	Not applicable.

(c)(1)	Opinion of Greenhill & Co., LLC dated July 27, 2004 (included in Annex B to the Proxy Statement and incorporated herein by reference).

(c)(2)	Materials presented by Greenhill & Co., LLC to the Board of Directors of Sea Pines Associates, Inc. on July 27, 2004.*

(c)(3)	Materials presented by PKF Consulting to the Board of Directors of Sea Pines Associates, Inc. on November 19, 2003.*

(c)(4)	Materials presented by Greenhill & Co., LLC to the Board of Directors of Sea Pines Associates, Inc. on April 19, 2004.*

(c)(5)	Appraisal Report of the Harbour Town Golf Links, the Inn at Harbour Town, and the Harbour Town Conference Center at Sea Pines Resort dated June 9, 2003.* (P)

(c)(6)	Appraisal Report of the Ocean and Sea Marsh Golf Courses at Sea Pines Resort dated June 9, 2003.* (P)

(c)(7)	Appraisal Report of Five Tracts Sea Pines Plantation dated June 10, 2003.* (P)

(c)(8)	Opinion of Greenhill & Co., LLC dated February 1, 2005 (included in Annex B to the Proxy Statement and incorporated herein by reference).

(d)(1)	Agreement and Plan of Merger, dated as of July 27, 2004, by and among The Riverstone Group, LLC, RG Subsidiary Corporation and Sea Pines Associates, Inc. (included in Annex A to the Proxy Statement and incorporated herein by reference).

(d)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of December 13, 2004 (included in Annex A to the Proxy Statement and incorporated herein by reference).

(f)	Chapter 13 of the South Carolina Business Corporation Act (included as Annex C to the Proxy Statement and incorporated herein by reference).

(g)	Not applicable.

*Previously Filed

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SEA PINES ASSOCIATES, INC.

Date: March 17, 2005	By:	/s/ Michael E. Lawrence

Michael E. Lawrence
Chief Executive Officer

THE RIVERSTONE GROUP, LLC

Date: March 17, 2005	By:	/s/ William H. Goodwin, Jr.

William H. Goodwin, Jr.
Chief Executive Officer & President

/s/ William H. Goodwin, Jr.
Date: March 17,2005	William H. Goodwin, Jr.